UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2025
Commission File Number: 001-41253

Super Group (SGHC) Limited
(Translation of registrant’s name into English)

Super Group (SGHC) Limited
Bordeaux Court, Les Echelons
St. Peter Port, Guernsey, GY1 1AR
Telephone: +44 (0) 14 8182-2939
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

CONTENTS
On June 12, 2025 Super Group’s Board of Directors declared a regular cash dividend on its ordinary shares of 4¢ per share, payable on June 30, 2025, to shareholders of record as of the close of business on June 23, 2025. This dividend, combined with the Q1 2025 dividend of 4¢ per share paid on March 28 2025, takes the total shareholder dividend declared for 2025 to 8¢ per share.

Chief Executive Officer, Neal Menashe commented: “We are pleased to declare our next round of dividends for 2025, reflecting our super start to the year. Our Q1 performance underscores the resilience of our business model, the quality of our global brands, and our continued focus on profitable growth. As we advance through 2025, we remain disciplined in our capital allocation and committed to delivering sustainable shareholder returns, supported by a debt free balance sheet and improving operating leverage across our key markets.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: June 16, 2025	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory